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January 29, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ryan Sutcliffe, Counsel
Ken Ellington, Staff Accountant

Re:	AIP Alternative Lending Fund A
(File Nos. 333-234139 and 811-23265)

Dear Mr. Sutcliffe and Mr. Ellington:

We are writing in response to comments provided telephonically on January 29, 2020 with respect to the registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on January 28, 2020 on behalf of AIP Alternative Lending Fund A (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comments

Comment 1.	The fee table for the Fund lists the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” as 3.81% whereas the “Financial Highlights” section lists the “Ratio of total expenses before expense waivers and reimbursements” as 4.12%. Please provide an explanation for this discrepancy.

Response 1.	We respectfully acknowledge your comment. As discussed with the Staff, we note that for this filing, the Fund excluded offering costs from the fee table calculations, as we believe such expenses constitute a one-time fee and are not indicative of future expenses.

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If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz